Filed by iCAD, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: iCAD, Inc.

Commission File No.: 0000749660

The following press release was disseminated by iCAD, Inc. on April 29, 2025.

iCAD Collaborates with Microsoft to provide access to its Mammography Solutions in Microsoft’s Precision Imaging Network (PIN)

 iCAD Collaborates with Microsoft to provide access to its Mammography Solutions in Microsoft’s Precision Imaging Network (PIN)

iCAD collaborates with Microsoft to offer radiology providers the option for automated patient reporting on mammography results through PowerScribe integration

NASHUA, N.H., April 29, 2025 — iCAD, Inc. (NASDAQ: ICAD) (“iCAD” or the “Company”), a global leader in clinically proven AI-powered cancer detection solutions, announced today a collaboration with Microsoft, to include a set of AI-powered mammography solutions in iCAD’s ProFound Breast Health Suite on Microsoft’s Precision Imaging Network. The iCAD and Microsoft collaboration provides access to automated radiology mammography reporting for patients through Microsoft’s advanced radiology reporting platform, PowerScribe. iCAD’s ProFound AI® Breast Health Suite will be fully cloud-hosted across Microsoft’s extensive network, providing radiologists and healthcare providers with streamlined, AI-driven insights that help to elevate breast health detection, enhance clinical workflows, and ultimately aim to improve patient outcomes.

A majority of radiologists across the U.S. rely on PowerScribe, for its AI-based radiology reporting and workflow capabilities. As a mammography solution offered through Precision Imaging Network, iCAD will be uniquely optimized for integration within PowerScribe to enable radiologists to efficiently create, review, and share diagnostic reports, leveraging features that standardize language and automate routine tasks. Precision Imaging Network securely hosts third-party AI models with standardized integrations into radiology workflows.

“We are excited to partner with Microsoft to expand access to our AI solutions for breast cancer detection across a broader network of healthcare providers,” said Dana Brown, CEO and President of iCAD. “This collaboration supports our growth strategy by expanding the reach of our industry-leading technology, driving deeper market penetration, and advancing our transition to a SaaS model. Integrating ProFound AI results in the PowerScribe report aligns with our shared mission to improve cancer detection and care while empowering radiologists to deliver earlier, more accurate interpretations with greater confidence and efficiency.”

“With the integration of iCAD’s ProFound suite of breast health offerings with our Precision Imaging Network and PowerScribe solutions, we will help provide radiologists and patients with more accurate, actionable breast health insights, while streamlining mammography screening workflow, driving clinical and operational value at scale.” said Vikram Chhabra, General Manager, Diagnostic Solutions at Microsoft.

Precision Imaging Network provides streamlined access to a curated collection of third-party AI models through a single point of integration, empowering radiologists and healthcare systems to leverage AI insights directly within existing clinical workflows. Connecting over 17,000 healthcare facilities nationwide, Precision Imaging Network seamlessly integrates iCAD’s ProFound AI® technology, making it readily available to radiologists and specialty physicians across diverse healthcare environments. By embedding iCAD’s capabilities in cancer detection and density assessment, Precision Imaging Network delivers targeted, patient-specific insights with unprecedented efficiency.

This collaboration follows recent FDA clearance of iCAD’s ProFound Detection Version 4.0 for Digital Breast Tomosynthesis (DBT), marking a new era in AI-powered breast cancer detection. This fourth-generation AI solution utilizes advanced deep learning convolutional neural networks, achieving a 22% improvement in detecting complex and aggressive cancer subtypes over previous versions, with significant enhancements for dense breast tissue. ProFound Detection Version 4.0 is specifically designed to navigate the intricacies of DBT exams, achieving an 18% reduction in lesion markings to minimize potential false positives and streamline radiologists’ workflows. The solution also incorporates priors into the AI analysis, allowing radiologists to better assess changes over time, further supporting more accurate, personalized patient screening assessments.

iCAD will showcase this next-generation AI collaboration, along with its end-to-end breast health AI suite and the recently cleared ProFound Detection Version 4.0, at the upcoming 2025 SIIM25 Annual Meeting + InformaticsTECH Expo in Portland, OR from May 21st to May 23rd. Visit iCAD’s event page to learn more and book a live demonstration: https://www.icadmed.com/about/news-events/upcoming-tradeshows-and-meetings/siim-2025/

About iCAD, Inc.

iCAD, Inc. (NASDAQ: ICAD) is a global leader on a mission to create a world where cancer can’t hide by providing clinically proven AI-powered solutions that enable medical providers to accurately and reliably detect cancer earlier and improve patient outcomes. Headquartered in Nashua, N.H., iCAD’s industry-leading ProFound Breast Health Suite provides AI-powered mammography analysis for breast cancer detection, density assessment and risk evaluation. Used by thousands of providers serving millions of patients, ProFound is available in over 50 countries. In the last five years alone, iCAD estimates reading more than 40 million mammograms worldwide, with nearly 30% being tomosynthesis.  For more information, including the latest in regulatory clearances, please visit www.icadmed.com.

Forward-Looking Statements

Certain statements contained in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the expansion of access to the Company’s products, improvement of performance, acceleration of adoption, expected benefits of ProFound AI®, the benefits of the Company’s products, and future prospects for the Company’s technology platforms and products. Such forward-looking statements involve a number of known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited, to the Company’s ability to achieve business and strategic objectives, the willingness of patients to undergo mammography screening, whether mammography screening will be treated as an essential procedure, whether ProFound AI will improve reading efficiency, improve specificity and sensitivity, reduce false positives and otherwise prove to be more beneficial for patients and clinicians, the impact of supply and manufacturing constraints or difficulties on our ability to fulfill our orders, uncertainty of future sales levels, to defend itself in litigation matters, protection of patents and other proprietary rights, product market acceptance, possible technological obsolescence of products, increased competition, government regulation, changes in Medicare or other reimbursement policies, risks relating to our existing and future debt obligations, competitive factors, the effects of a decline in the economy or markets served by the Company; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The words “believe,” “demonstrate,” “intend,” “expect,” “estimate,” “will,” “continue,” “anticipate,” “likely,” “seek,” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made. The Company is under no obligation to provide any updates to any information contained in this release. For additional disclosure regarding these and other risks faced by iCAD, please see the disclosure contained in our public filings with the Securities and Exchange Commission, available on the Investors section of our website at https://www.icadmed.com and on the SEC’s website at http://www.sec.gov.

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CONTACTS

Media Inquiries:
pr@icadmed.com

Investor Inquiries:

John Nesbett/Rosalyn Christian
IMS Investor Relations
icad@imsinvestorrelations.com

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, Inc. (“iCAD”), RadNet plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD. After the registration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed transaction and related matters. Investors will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available), and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Information about the directors and executive officers of iCAD is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.